Proxy Voting Results

1.  To approve the Investment Sub-Advisory
Agreement between The Variable Annuity Life
Insurance Company and Wells Capital
Management Incorporated; and

2. To approve an arrangement to permit VALIC, on behalf of the Fund, to terminate, replace or add sub-advisers or modify sub-advisory agreements without shareholder approval.

Votes in Favor of Proposal 1	4,801,043
Votes Against Proposal 1	  122,733
Votes Abstained Proposal 1	   83,678

Votes in Favor of Proposal 2	4,414,465
Votes Against Proposal 2	  509,311
Votes Abstained Proposal 2	   83,678